EXHIBIT 99.3
CONSENT OF MCDANIEL AND ASSOCIATES CONSULTANTS LTD.
We consent to the incorporation by reference of references to our firm and of information derived from our report entitled “Evaluation of Oil and Gas Reserves”, evaluating Enterra Energy Trust’s reserves as of December 31, 2004 appearing in the Annual Report on Form 20-F of Enterra Energy Trust for the fiscal year ended December 31, 2004, into the Registration Statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).
Sincerely,
McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P. A. Welch
P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta
Dated: November 7, 2005